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SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal fourth-quarter December 1, 2002—February 28, 2003

Concordia Bus AB (publ)

(Translation of registrant's name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

FOURTH QUARTER AND FULL YEAR REPORT
MARCH 1, 2002—FEBRUARY 28, 2003

  The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review
Management's discussion and analysis of financial condition and results of operations	3
Quantitative and qualitative disclosures about market risk	12
Consolidated financial statements—Concordia Bus AB (publ) and subsidiaries
Consolidated statements of operations for the fourth quarter ended February 28, 2003 and February 28, 2002	14
Consolidated statements of operations for the year ended February 28, 2003 and February 28, 2002	15
Consolidated balance sheets as of February 28, 2003 and February 28, 2002	16
Consolidated cash flow statements for the year ended February 28, 2003 and for the year ended February 28, 2002	18
Notes to consolidated financial statements	19

CONCORDIA BUS AB (PUBL)
FOURTH QUARTER AND FULL YEAR REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Concordia Bus AB ("Concordia" or the "Company") hereby submits the financial statements for the year ended February 28, 2003. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

        You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 11. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2003" for the year ended February 28, 2003). The end of the fourth financial quarter for Concordia is February 28 of each year.

        The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2003 has revised its accounting principle for provisions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see "notes to unaudited consolidated interim financial statements".

Financial Highlights

        The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth Quarter ended February 28, 2003 compared to the Fourth Quarter ended February 28, 2002

	2003		2002
	SEK million	%	SEK million	%
Revenues	1,189	100.0%	1,045	100.0%
Operating loss	(152)	(12.8)%	(78)	(7.5)%
EBITDAR(1)	66	5.6%	80	7.7%
EBITDAR before exceptional items (2)	123	10.3%	122	11.7%
Net loss	(185)	(15.6)%	(70)	(6.7)%

Year ended February 28, 2003 compared to Year ended February 28, 2002

	2003		2002
	SEK million	%	SEK million	%
Revenues	4,758	100.0%	4,226	100.0%
Operating profit (loss)	(172)	(3.6)%	(147)	(3.5)%
EBITDAR(1)	582	12.2%	485	11.5%
EBITDAR before exceptional items (2)	696	14.6%	502	11.9%
Net loss	(344)	(7.2)%	(286)	(6.8)%

(1)
EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 11 and 12 of this quarterly report, prepared under Swedish GAAP.

(2)
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items or items affecting comparability. See Note 2.

Fourth quarter ended February 28, 2003 compared to the Fourth quarter ended February 28, 2002

        The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year.

Revenues

        Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

        Revenues increased SEK 144 million, or 14%, from SEK 1,045 million for the quarter ended February 28, 2002 to SEK 1,189 million for the quarter ended February 28, 2003. Revenues from the provision of bus services for local public transportation authorities increased by SEK 138 million, or 15%, from SEK 930 million for the quarter ended February 28, 2002 to SEK 1,068 million for the quarter ended February 28, 2003. SEK 110 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2003. The remainder of the increase is attributable to net gain from our contracts re-tendered during the last financial year of SEK 14 million and increased revenue from contracts renewed at higher prices of SEK 14 million.

        Revenues from express bus services were SEK 71 million, which was one million higher than fiscal fourth quarter of the previous year. A number of routes showed resilient growth while a decline was observed on some of our international key cities routes such as Stockholm—Oslo, Stockholm—Copenhagen.

        Revenues from coach hire services marginally declined by SEK 1 million, from SEK 26 million for the quarter ended February 28, 2002 to SEK 25 million for the quarter ended February 28, 2003. The revenue decline was attributable to an overall decrease in business activities and continuing travelers concerns over potential terrorist events.

        Other revenues amounted to SEK 25 million for the quarter ended February 28, 2003 and SEK 19 million for the quarter ended February 28, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Loss on Sale of Fixed Assets

        The net loss on sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Loss on sale of fixed assets was SEK 13 million for the quarter ended February 28, 2003, a decrease of SEK 2 million from the loss on sale of fixed assets of SEK 15 million for the quarter ended February 28, 2002. The loss on sale from buses was SEK 14 million (2002 fourth quarter equals SEK 0 million) and relates to a revaluation consolidation adjustment on our acquisition of the SBC fleet. Loss on sale of property was zero compared to a loss of SEK 15 million for the corresponding quarter last year.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 198 million, or 20%, from SEK 1,015 million for the quarter ended February 28, 2002 to SEK 1,213 million for the quarter ended February 28, 2003. This increase is due to a number of factors, which are explained below.

Additional factors

        There has been an 14% increase in personnel costs, by SEK 82 million to SEK 666 million, for the quarter ended February 28, 2003 from SEK 584 million for the quarter ended February 28, 2002. The increased costs are largely due to an effective 3.2% increase in salary for employees and our new traffic operations in Stockholm. Quarter four reflects the final charges in respect of extra staff charges and increased costs resulting from temporary operating difficulties in the Stockholm and Uppsala regions.

        In addition, fuel, tires and other consumable costs increased by 30% by SEK 58 million, to SEK 250 million for the quarter ended February 28, 2003 from SEK 192 million for the quarter ended February 28, 2002. Fuel costs increased by SEK 32 million. The average fuel price for the quarter was higher at SEK 5.60 per liter compared to SEK 5.2 per liter, an increase of 8% for the corresponding period last year. As a result of higher fuel prices, fuel cost increased by SEK 10 million. The remaining increase is attributable to our new Stockholm contract and higher fuel consumptions relating to heating of the buses due to severe cold weather. The remaining increase for fuel, tires and other consumables of SEK 25 million was due to an increase in maintenance and tire costs and also washing and cleaning costs arising mainly from adverse winter conditions.

        Other external costs increased 11% by SEK 20 million, to SEK 194 million for the quarter ended February 28, 2003 from SEK 174 million for the quarter ended February 28, 2002. The increase was primarily due to an increase of facility costs of SEK 16 million resulting from increased rent due to our new Stockholm contract of SEK 4 million and due to the sale and lease back of property of SEK 3 million and adverse electricity costs due to higher prices, which were augmented by severe cold winter of SEK 9 million. In addition, provisions for loss making contracts required us to take charge of SEK 26 million, which partially offset the reorganization and start up costs provision for the corresponding quarter last year of SEK 25 million. Subcontracting costs were also higher by SEK 4 million.

        Operating lease charges increased by SEK 38 million to SEK 103 million for the quarter ended February 28, 2003 from SEK 65 million for the quarter ended February 28, 2002. This increase was principally a result of increased operational leasing of buses. The total number of buses utilized under operating leases was 1,156 as of February 28, 2003.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs increased by SEK 22 million from SEK 93 million for the quarter ended February 28, 2002 to SEK 115 million for the quarter ended February 28, 2003 as a result of increased investments to cover the new Stockholm contracts and used gas buses for renewed contracts amounting to SEK 8 million. In addition, an exceptional provision of SEK 14 million was made for the expected reduction in sales values of the buses for sale. Total goodwill amortization was SEK 11 million for both periods.

Operating Loss

        Operating loss increased by SEK 74 million from a loss of SEK 78 million for the quarter ended February 28, 2002 to a loss of SEK 152 million for the quarter ended February 28, 2003, largely as a result of increased operating lease charges, higher diesel price and exceptional provisions offset by improved margins from new contracts and the impact of our cost reduction initiatives.

        Operating loss from bus operations for public authorities increased by SEK 100 million from an operating loss of SEK 18 million for the quarter ended February 28, 2002 to SEK 118 million loss for the quarter ended February 28, 2003. Operating profit from express bus services decreased by SEK 4 million to an operating loss of SEK 2 million for the quarter ended February 28, 2003 compared to an operating profit of SEK 2 million for the quarter ended February 28, 2002. Operating loss from coach hire services was SEK 4 million for the quarter ended February 28, 2003, compared to zero operating profit for the quarter ended February 28, 2002.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Net financial income and expenses decreased SEK 71 million from SEK 1 million in income for the quarter ended February 28, 2002 to SEK 70 million in expense for the quarter ended February 28, 2003. This increase in expense can be primarily attributed to unrealized exchange losses relating to Euro loans amounting to SEK 58 million compared with the same quarter last year and an increase in our interest cost of SEK 10 million due to the add on of €60 million in our senior subordinated notes on February 27, 2002. See the heading "Liquidity and Capital Resources" in the following section.

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the quarter ended February 28, 2003. The effective tax rate for the quarter ended February 28, 2003 was 17%. The difference in the tax rate is due to a write-down of goodwill of 1% and valuation allowances of our net operating losses of 10%.

Stockholm and Uppsala operating issues

        As reported in previous quarterly reports, our subsidiary in Sweden faced significant operating difficulties in the Stockholm and Uppsala regions, due largely to poor Swebus operational planning of summer and winter traffic schedules. We believe that the fiscal fourth quarter is the final period in which we will have a negative financial impact from the over capacity and driver imbalances resulting from our management of this situation. The operations have now returned to their anticipated operating level. These additional charges amounted to SEK 18 million during the quarter ended February 28, 2003 and included wages, subcontracting, maintenance and increased fuel consumption.

        Effective March 24, 2003, the Swedish government has introduced legislation which requires all bus drivers working within the Stockholm and Uppsala regions to have a relief break of 10 minutes every 2 hours instead of at every 2.5 hours. This has necessitated additional recruitment of approximately 100 drivers. Concordia has in agreement with its union and the relevant governmental authorities not adopted these rules for traffic operations in Uppsala. The new regulations and traffic plans have been successfully implemented and necessary drivers have been recruited in Stockholm. The Stockholm CPTA has agreed to reimburse our incremental costs relating to this change and we are currently negotiating compensation for the added costs.

Trend Information

        During the financial year ended February 28, 2003, we have submitted tenders for 1,011 buses out of the 1,374 that were open for competitive tenders. Of these, we already operated 409 buses. We have re-won and retained 126 buses and also gained new contracts on 185 buses providing a net renewal rate of 76%.

        Pricing on won contracts was higher by 16%. Our biggest loss was of 60 buses in Norway. In Sweden, losses were due to price competition from smaller players in northern parts of Sweden where we do not have a strong presence. We believe that the resulting impact of these gains by the new incumbents will not harm our competitive position. In February 2003, our subsidiary in Sweden was awarded a major contract for approximately 200 buses. However, an existing competitor has filed a complaint against this decision of the CPTA and a court hearing is expected in May or June 2003.

        Management believes that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year.

Trading Update

        The current financial year has started with a positive note. March trading and financial performance has remained ahead of last year. New traffic plans have successfully been implemented and are proving to be cost efficient. Our organization has been restructured, with a more profit oriented focus in our field operations. We have initiated a program to restructure our field operational management. In addition, we have made 25 personnel redundant, which will provide an annualized cost saving of SEK 8 million. Certain of our cost-cutting initiatives, which had been delayed, have now been brought back and are being implemented. We have also recruited new business controllers to strengthen our financial operations going forward. We believe that these changes will provide a positive financial impact on our future results of operations.

        All union agreements for our respective operating units have been finalized. In Sweden the effective pay increase amounted to 3.7% for the coming financial year and 4.2% for the financial year ending 2005. In addition pension costs have increased by 2% effective from January 1, 2003. These increases will lead to increased costs for our operations. While we are compensated by the CPTAs based on cost indices that include labor component, it is not clear at present time whether we will be fully compensated through these indexation revenue adjustments.

        Overall changes initiated and performance so far enables us to look to the future more positively and with confidence.

Year ended February 28, 2003 compared to Year ended February 28, 2002

        The following section provides an analysis of our results of operations between the actual numbers for the year ended February 28, 2003 as compared with the year ended February 28, 2002

Revenues

        Revenues increased SEK 532 million, or 13%, from SEK 4,226 million for the year ended February 28, 2002 to SEK 4,758 million for the year ended February 28, 2003. Revenues from the provision of bus services for local public transportation authorities increased by SEK 546 million, or 15%, from SEK 3,697 million for the year ended February 28, 2002 to SEK 4,243 million for the year ended February 28, 2003. SEK 431 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2003. The remainder of the increase is attributable to net gain from our contracts re-tendered during the prior financial year of SEK 66 million and increased revenue from contracts renewed at higher prices of SEK 49 million.

        Revenues from express bus services decreased by SEK 3 million, or 1%, from SEK 298 million for the year ended February 28, 2002 to SEK 295 million for the year ended February 28, 2003 largely due to the loss of a route concession.

        Revenues from coach hire services declined by SEK 15 million, or 12%, from SEK 142 million for the year ended February 28, 2002 to SEK 127 million for the year ended February 28, 2003 due to a decline in business activity resulting from poor economic developments.

        Other revenues amounted to SEK 93 million for the year ended February 28, 2003 and SEK 89 million for the year ended February 28, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Loss on Sale of Fixed Assets

        Loss on sale of fixed assets is comprised of sales of real estate, buses and other assets. Gain on sale of fixed assets decreased from a gain of SEK 20 million for the year ended February 28, 2002 to a loss of SEK 4 million for the year ended February 28, 2003 due to an exceptional property gain of SEK 14 million during the year ended February 28, 2002. The decrease was widened because of a loss on our sale of buses of SEK 14 million, which is the result of a consolidation adjustment arising from the revaluation of the ed SBC fleet upon our acquisition of SBC.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 523 million, or 13%, from SEK 3,999 million for the year ended February 28, 2002 to SEK 4,522 million for the year ended February 28, 2003. This increase is due to a number of factors, which are outlined below.

Additional factors:

        There has been an 11% increase in personnel costs, by SEK 257 million to SEK 2,597 million, for the year ended February 28, 2003 from SEK 2,340 million for the year ended February 28, 2002. The increased costs are largely due to an effective 3.2% increase in salary for employees and the cost of implementing our new traffic operations in Stockholm. In addition, our initial operating difficulties in the Stockholm and Uppsala regions necessitated increased manpower, driver recruitment and training, over-time and payments for inconvenient hours and additional subcontracting costs.

        In addition, fuel, tires and other consumable costs have increased 14% by SEK 114 million to SEK 919 million for the year ended February 28, 2003 from SEK 805 million for the year ended February 28, 2002, largely due to the new Stockholm contract, higher fuel prices compared to the previous year and increased maintenance costs due to poorly maintained used buses that were purchased for use in Stockholm.

        Other external costs increased 5% by SEK 32 million, to SEK 656 million for the year ended February 28, 2003 from SEK 624 million for the year ended February 28, 2002. The increase was primarily due to an increase of facility costs of SEK 42 million resulting from increased rent payable due to sale and lease back of property of SEK 17 million, additional facilities relating to the new Stockholm contract of SEK 16 million and increased operational costs due to higher electricity prices which was compounded by severe cold winter, of SEK 9 million. In addition, provisions for loss making contracts resulted in a charge of SEK 15 million, which partially offset the reorganization and start up costs provisions taken last year of SEK 25 million.

        Operating lease charges increased by SEK 120 million to SEK 350 million for the year ended February 28, 2003 from SEK 230 million for the year ended February 28, 2002. This increase was principally a result of increased operational leasing of buses. The total number of buses being utilized under operating leases was 1,156 as of February 28, 2003 compared to 734 buses as of February 28, 2002.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 10 million, or 3%, from SEK 394 million for the year ended February 28, 2002 to SEK 404 million for the year ended February 28, 2003 principally as a result of the increased use of operational leasing of buses leading to decrease in depreciation, which was offset however, by increased depreciation as a result of investments in new buses for the Stockholm contracts and other renewed contracts. Total goodwill amortization was SEK 44 million for the year ended February 28, 2003 compared to SEK 45 million for the year ended February 28, 2002.

Operating Loss

        Operating loss was SEK 172 million for the year ended February 28, 2003, compared to an operating loss of SEK 147 million for the year ended February 28, 2002. Operating loss from bus operations for local public transportation authorities was SEK 73 million for the year ended February 28, 2003, compared to an operating loss of SEK 42 million for the year ended February 28, 2002. Operating profit from express bus services increased by SEK 4 million to SEK 25 million for the year ended February 28, 2003 compared to SEK 21 million for the year ended February 28, 2002. Operating profit from coach hire services decreased from SEK 10 million for the year ended February 28, 2002, to SEK 5 million for the year ended February 28, 2003.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial income and expenses net decreased SEK 38 million from SEK 217 million for the year ended February 28, 2002 to SEK 255 million for the year ended February 28, 2003. This decrease can be primarily attributed to increased interest cost relating to the add on of €60 million in our senior subordinated notes on February 27, 2002 of SEK 33 million combined with decreased income of SEK 8 million due to the gain on the sale of our SPP receivable in 2002. See the heading "Liquidity and Capital Resources" in this section.

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the year ended February 28, 2003. The effective tax rate for the year ended February 28, 2003 was 19%. The difference in the tax rate is due to a write-down of goodwill of 3% and valuation allowances of not operating losses of 6%.

Liquidity and Capital Resources

        Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities.

        The outstanding amount of the senior subordinated notes as of February 28, 2003 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

        The senior debt facilities currently include a term loan of SEK 850 million, a bullet loan of SEK 125 million, a general- purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75%—2.00%. As of February 28, 2003, SEK 962 million of this facility was outstanding net of pending mandatory prepayments of SEK 13 million. As of February 28, 2003 Concordia had total net indebtedness of SEK 2,264 million. The interest expense for the year ended February 28, 2002 was SEK 234 million.

        Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

        Net cash provided by operating activities was SEK 11 million for the year ended February 28, 2003.

        Capital expenditures totaled SEK 253 million for the year ended February 28, 2003. This amount was partially offset by a proceeds of SEK 75 million from the sale of buses. Land and buildings, machinery and equipment and a gain of SEK 7 million form the sale of financial fixed assets. We therefore had a net cash flow used in investing activities of SEK 171 million.

        Capital expenditures primarily consisted of purchases of equipment and buses. The high capital expenditure is primarily due to investments in buses for the new Stockholm contracts during the fiscal first quarter of SEK 151 million. These buses were financed in connection with a debt restructuring completed in February 2002. Of the remaining capital expenditures of SEK 102 million, SEK 17 million relates to purchases of equipment, SEK 10 million for the purchase of old gas buses and another SEK 37 million for coaches and small mini-buses where we do not have residual value guarantees. We have secured finance leases for some of these buses for a period of 4 years. The remaining expenditure of SEK 38 million relates to necessary bus improvements under our new contracts and compliance with environmental regulations requiring CRT filters on engines.

        We have complied with all covenants as of February 28, 2003. We have strong liquidity position. In addition to the cash balance of SEK 199 million as of February 28, 2003, we have access to un-drawn revolver and overdraft facilities of SEK 150 million.

        We have undergone a strategic review and are currently evaluating a number of options to strengthen our capital base, including through a de-leveraging of our capital structure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  Interest rates on debt;

  •
  Foreign exchange rates;

  •
  Fuel prices; and

  •
  Inflation.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

        We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that at least 50% of the interest rate payments on 50% on the senior term loans are hedged for a period of approximately three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

        Based on variable debt levels at February 28, 2003 of SEK 975 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.7 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 19.2 million per annum. Senior subordinated notes outstanding at February 28, 2003 with a carrying value of SEK 1.46 billion have been excluded from the above interest rate sensitivity analysis.

Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge at least 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 50% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 15.7 million per annum.

Fuel Prices

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollar and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 2004. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at a fixed dollar price and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs.

Inflation

        Inflation had no material impact on our operations during the year ended February 28, 2003 or the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9.4 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER

	Note	December 1, 2002– February 28, 2003	December 1, 2001– February 28, 2002
		(in millions of SEK except loss per share)
Net revenue	1	1 189	1 045

Fuel, tires and other consumables		(250)	(192)
Personnel costs		(666)	(584)
Other external costs		(194)	(174)
Operating lease charges	5	(103)	(65)
Depreciation and amortization		(115)	(93)
Loss on sale of fixed assets		(13)	(15)

Operating Loss	1,2	(152)	(78)

Interest income		3	5
Interest expense and similar items	3	(73)	(4)
Financial income and expenses		(70)	1
Loss after financial items		(222)	(77)

Taxes		37	7

Net loss for the period		(185)	(70)

Number of shares (basic and diluted)		5 000	5 000
Loss per share (SEK)		(36 919)	(13 975)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FULL YEAR

	Note	March 1, 2002– February 28, 2003	March 1, 2001– February 28, 2002
		(in millions of SEK except loss per share)
Net revenue	1	4 758	4 226

Fuel, tires and other consumables		(919)	(805)
Personnel costs		(2 597)	(2 340)
Other external costs		(656)	(624)
Operating Lease Charges	5	(350)	(230)
Depreciation and amortization		(404)	(394)
Loss/gain on sale of fixed assets		(4)	20

Operating (Loss)	1,2	(172)	(147)

Interest income		10	5
Interest expense and similar items	3	(265)	(222)
Financial income and expenses		(255)	(217)
Loss after financial items		(427)	(364)

Taxes		83	78

Net loss for the period		(344)	(286)

Number of shares (basic and diluted)		5 000	5 000
Loss per share (SEK)		(68,780)	(57,170)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

	Note	February 28, 2003	February 28, 2002
		(In millions of SEK)
ASSETS
Fixed assets
Goodwill		765	809

Total intangible fixed assets		765	809

Buildings and land		2	1
Equipment, tools, fixtures and fittings		38	44
Vehicles		1,793	1,971

Total tangible fixed assets		1,833	2,016

Capitalized borrowing costs		92	103
Other long-term receivables		5	14
Receivable due from group companies		25	23

Total financial fixed assets		122	140

Total fixed assets		2,720	2,965

Current assets
Inventories		35	31

Accounts receivable		335	343
Other current receivables		37	26
Accrued income and prepaid expenses		177	157

Total receivables		549	526
Cash and bank balances	4	199	422

Total current assets		783	979

TOTAL ASSETS		3,503	3,944

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS (Continued)

	Note	February 28, 2003	February 28, 2002
		(In millions of SEK)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted earnings		27	—

Total restricted equity		28	1

Non-restricted equity
Retained earnings		394	707
Net loss		(344)	(286)

Total non-restricted equity		50	421

Total shareholder's equity	8	78	422

Liabilities
Provisions:
Provisions for pensions and similar commitments		69	68
Provisions for loss contracts		46	31
Deferred tax liability		56	137

Total provisions		171	236

Non current liabilities
Liabilities to credit institutions	4	858	1,021
Senior subordinated notes	4	1,460	1,454
Liabilities to group companies		—	5

Total non current liabilities		2,318	2,480

Current liabilities
Short-term portion of long-term liabilities	4	145	39
Accounts payable		244	163
Income tax liabilities		—	1
Other current liabilities		104	179
Accrued expenses and deferred income		443	424

Total current liabilities		936	806

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,503	3,944

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7
Pledged assets		2,848	3,378
Contingent liabilities		648	648

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,496	4,026

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2002– February 28, 2003	Group March 1, 2001– February 28, 2002
Cash flow from operating activities
Loss after financial items		(427)	(364)
—Reversal of depreciation and amortization		404	394
—Reversal of capital gains (loss)		4	(20)
—Reversal of change of pensions		1	(14)
—Reversal of change of loss contracts		15	4
Change in interest receivables		3	(4)
Change in interest liabilities		27	(8)
Paid taxes		2	(3)

		29	(15)

Change in working capital
Increase (-)/decrease (+) in stock		(4)	(6)
Increase (-)/decrease (+) in current receivables		(16)	68
Increase (+)/decrease (-) in current liabilities		2	48

Net cash flow provided by operating activities		11	95

Cash flow from investing activities
Investments in financial fixed assets		—	(1)
Investments in vehicles, land, buildings, machinery and equipment		(253)	(42)
Sales of vehicles, land, buildings, machinery and equipment		75	222
Sale of financial fixed assets		7	96

Net cash flow used in investing activities		(171)	275

Cash flow from financing activities
Net proceeds from borrowings		28	548
Repayments of long-term borrowings		(86)	(716)
Refinancing costs and other		(6)	(26)

Net cash flow provided by (used in) financing activities		(64)	(194)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(223)	176

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		422	241

Translation difference		0	5

CASH AND BANK BALANCES AT END OF PERIOD		199	422

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of SEK unless otherwise stated)

Organization

        Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

        The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

        The consolidated financial statements for the year ended February 28, 2003 and 2002 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these periods.

Accounting principles

        The same accounting policies and methods of computation are followed for the year ended February 28, 2003 consolidated interim financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2003 has revised the accounting principle for provisions. In accordance with new accounting recommendations under Swedish GAAP any provisions necessary under the new recommendation as of the date of the opening balance sheet are reflected through a restatement of the historical financial results.

        For the purpose of computing the provision for loss making contracts, contract profitability was previously grouped at a regional level and it was possible to offset certain of the loss making contracts against profitable contracts. Effective March 1, 2003, Swedish GAAP does not permit such grouping. Management has provided for such loss making contracts at the lowest level for each separate identifiable cash flow. Losses are recognized in the period management identifies that cumulative losses will be incurred on a particular contract. The loss is computed after taking account of direct costs and the depreciation of buses that will be used to meet the service obligation. The impact of restating prior periods is as follows:

	Quarter ended February 28, 2002	Quarter ended February 28, 2002	Year ended February 28, 2002	Year ended February 28, 2002
	Before change in accounting principle	Restated	Before change in accounting principle	Restated
Provisions for loss contracts	—	31	—	31
Deferred tax liabilities	146	137	146	137
Total provisions	214	236	214	236
Equity	444	422	444	422

Total Shareholders Equity and Liabilities	3,944	3,944	3,944	3,944

Other external costs	(173)	(174)	(620)	(624)
Operating loss	(77)	(78)	(143)	(147)
Loss after financial items	(76)	(77)	(360)	(364)
Taxes	7	7	77	78

Net loss	(69)	(70)	(283)	(286)

Going concern

        Concordia Bus AB ("Concordia") is a holding company, with its primary assets being its investments in Concordia Bus Nordic AB and its subsidiaries. As a result, Concordia Bus AB's and Concordia Bus Nordic AB's ability to service their existing debt (principal and interest) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2002—February 28, 2003 have not been sufficient to cover their costs.

        Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities. If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies' equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        These financial statements have been prepared under the assumption that group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt amounting to SEK 975 million would become due and payable.

Note 1. Net revenue and operating profit (loss) by segment

	December 1, 2002– February 28, 2003	December 1, 2001– February 28, 2002	March 1, 2002– February 28, 2003	March 1, 2001– February 28, 2002
Revenue
CPTA—Sweden	870	718	3,407	2,832
CPTA—Norway	102	115	442	496
CPTA—Finland	96	97	394	369

Total CPTA	1,068	930	4,243	3,697
Interbus	25	26	127	142
Express	71	70	295	298

Total bus operations	1,164	1,126	4,665	4,137
Other revenue and group elimination	25	19	93	89

Total revenue	1,189	1,045	4,758	4,226

        Operating profit (loss) by segment, before overhead allocation

	December 1, 2002– February 28, 2003	December 1, 2001– February 28, 2002	March 1, 2002– February 28, 2003	March 1, 2001– February 28, 2002
Operating profit (loss)
CPTA—Sweden	(80)	(7)	(27)	(6)
CPTA—Norway	(28)	(4)	(23)	(14)
CPTA—Finland	(10)	(7)	(23)	(22)

Total CPTA	(118)	(18)	(73)	(42)
Express	(2)	2	25	21
Interbus	(4)	0	5	10

Total Express and Interbus	(6)	2	30	31
Total bus operations	(124)	(16)	(43)	(11)
Loss on sale of fixed assets	(0)	(32)	(0)	20
Goodwill amortization	(11)	(12)	(44)	(45)
Head office items and others	(17)	(18)	(85)	(111)

Total operating loss	(152)	(78)	(172)	(147)

Note 2. Items affecting comparability and other exceptional items*

	December 1, 2002– February 28, 2003	December 1, 2001– February 28, 2002	March 1, 2002– February 28, 2003	March 1, 2001– February 28, 2002
MSEK
Re-organization Provision	—	18	—	18
(Gain)/Loss on Sale of Property	—	16	—	(14)
Start up costs	—	6	—	8
Stockholm/Uppsala exceptional operating costs	18	—	85	—
Termination payment Departing MD	—	—	7	—
Exceptional Revenue relating to prior years	—	—	(7)	—
Gain on sale reversal SBC fleet revaluation	14	—	14	—
Provision for Loss Contracts	25	2	15	5

Total	57	42	114	17

*
Exceptional items are those, which the management believes, are to a large extent non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items or items affecting comparability.

Note 3. Interest expense and similar items

	December 1, 2002– February 28, 2003	December 1, 2001– February 28, 2002	March 1, 2002– February 28, 2003	March 1, 2001– February 28, 2002
MSEK
Interest cost payable	(56)	(46)	(234)	(208)
Amortization of deferred financing costs	(4)	(6)	(18)	(17)
Other financial charges	(4)	(2)	(11)	—
Foreign exchange gains/(losses)	(9)	50	(2)	3

Total	(73)	(4)	(265)	(222)

Note 4. Liabilities to credit institutions and net indebtedness

	February 28, 2003	February 28, 2002
MSEK
Syndicated bank facility, STIBOR/EURIBOR	975	1,060
Senior Subordinated Notes, 11%	1,460	1,454

Liabilities to credit institutions	2,435	2,514
Other long-term liabilities	21	5
Short term portion of leasing liability	7	—

Total debt	2,463	2,519
Less Cash and bank balance	(199)	(422)

Net indebtedness	2,264	2,097

Note 5. Operating leases

        The net present values of the future lease payments for rentals are as follows:

	February 28, 2003	February 28, 2002
MSEK
Net present value of future lease payments
—Vehicles	945	683
—Real estate and other	58	65

Total	1,003	748

Note 6. Fair value of financial instruments

Fuel hedge contracts

        Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the fourth quarter ended February 28, 2003, 61% of Concordia's unhedged fuel usage was hedged at a fixed price for the coming 12 months, including a 95% hedged level for the period March to May 2003, due to the Iraq crisis. The hedge contracts expire May 31, 2003 and February 28, 2004.

Interest/currency hedges

        Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that at least 50% of the interest payments on the senior term loans are hedged for at least 3 years.

        The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of February 28, 2003, 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years.

Note 7. Pledged assets and contingent liabilities

	February 28, 2003	February 28, 2002
MSEK
Pledged net assets in subsidiaries	973	1,289
Mortgage deeds	—	—
Floating charge certificates	117	117
Pledged assets	1,757	1,971
Guarantees and other contingent liabilities	1	1
Conditional shareholder's contribution	648	648

Total	3,496	4,026

        The following securities exist as of February 28, 2003:

        The company has pledged the shares of Concordia Bus Nordic AB;

        Concordia Bus Nordic AB has pledged the shares of

    Swebus Fastigheter AB,
    Swebus AB,
    Concordia Bus Finland Oy AB,
    Swebus Bus Co AB;
    Ingenior M.O. Schoyens Bilcentraler AS

        Swebus Fastigheter AB has pledged the shares of

    Alpus AB,
    Enköping-Bålsta Fastighets AB, and
    Malmfältens Omnibus AB;

        Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,518,945.

        Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138.

        Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

        Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

        Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

        Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500,000.

Note 8. Equity

	Restricted equity	Unrestricted equity	Total equity
MSEK
Opening balance March 1, 2002	1	421	422
Transfer between restricted and unrestricted funds	27	(27)	—
Change in cumulative translation adjustment	0	0	0

Net loss for the period	—	(344)	(344)

Ending balance February 28, 2003	28	50	78

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA BUS AB (PUBL) (REGISTRANT)
DATE: April 29, 2003	By:	/s/ VASANT MISTRY Vasant Mistry Chief Financial Officer

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CONCORDIA BUS AB STOCKHOLM, SWEDEN FOURTH QUARTER AND FULL YEAR REPORT MARCH 1, 2002—FEBRUARY 28, 2003
INDEX
CONCORDIA BUS AB (PUBL) FOURTH QUARTER AND FULL YEAR REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FOURTH QUARTER
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FULL YEAR
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED BALANCE SHEETS (Continued)
CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES